

Mail Stop 3720

September 01, 2017

Stephen Farber
Chief Financial Officer
Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, Kentucky 40202

>   **Re: Kindred Healthcare, Inc.
>   Form 10-K for Fiscal Year Ended December 31, 2016
>   Filed February 28, 2017
>   File No. 001-14057**

Dear Mr. Farber:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Carlos Pacho
>
>   Carlos Pacho
>   Senior Assistant Chief Accountant
>   AD Office 11 – Telecommunications